SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                 September 2005

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598, 333-117954 and 333-127491.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Consolidated Financial Statements of RADA Electronic Industries Ltd. as of June 30, 2005 and Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2005.

                                                                          ITEM 1

               RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY


                        CONSOLIDATED FINANCIAL STATEMENTS


                               AS OF JUNE 30, 2005


                                 IN U.S. DOLLARS


                                    UNAUDITED




                                      INDEX


                                                                 Page
                                                            ----------------




 Condensed Consolidated Balance Sheets                             1

 Condensed Consolidated Statements of Operations                   2

 Condensed Statements of Changes in Shareholders' Equity           3

 Condensed Consolidated Statements of Cash Flows                  4-5

 Notes to Condensed Consolidated Financial Statements             6-9





                         - - - - - - - - - - - - - - - -

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                                June 30,          December 31,
                                                                                 Note             2005                2004
                                                                               ---------    -----------------    ----------------
                                                                                               (unaudited)
     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                                                 $      1,573         $      3,464
   Trade receivables (net of allowance for doubtful accounts of $ 221 at
     June 30, 2005, unaudited, and December 31, 2004)                                               3,756                1,643
   Other receivables and prepaid expenses                                                             292                  208
   Costs and estimated earnings in excess of billings on uncompleted
   contracts                                                                       3                1,344                1,385
   Inventories                                                                     4                2,780                1,824
                                                                                            -----------------    ----------------
 Total current assets                                                                               9,745                8,524
 -----                                                                                       -----------------    ----------------

  LONG-TERM RECEIVABLES AND DEPOSITS:
   Long-term receivables                                                                              983                  988
   Long-term restricted cash                                                                        1,212                1,002
   Leasing deposits                                                                                    92                   94
   Severance pay fund                                                                               1,617                1,638
                                                                                            -----------------    ----------------
 Total long-term receivables and deposits                                                           3,904                3,722
 -----                                                                                      -----------------    ----------------

 PROPERTY, PLANT AND EQUIPMENT, NET                                                                 4,237                4,283
                                                                                            -----------------    ----------------
 OTHER ASSETS:
   Intangible assets, net                                                                           2,495                1,709
   Deferred charges, net                                                                               50                   59
                                                                                            -----------------    ----------------
 Total other assets                                                                                 2,545                1,768
 -----                                                                                       -----------------    ----------------

 Total assets                                                                                $     20,431         $     18,297
 -----                                                                                       =================    ================

     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit and loans                                                          $        616         $         14
   Trade payables                                                                                   1,280                1,080
   Other payables and accrued expenses                                                              3,095                3,612
   Deferred revenues                                                                                   84                  488
   Billings in excess of costs and estimated earnings on uncompleted
     contracts                                                                     3                  728                1,065
                                                                                            -----------------    ----------------
 Total current liabilities                                                                          5,803                6,259
 -----                                                                                      -----------------    ----------------

 LONG-TERM LIABILITIES:
   Convertible note                                                                                 2,451                2,346
   Long-term loans                                                                                    350                    -
   Accrued severance pay                                                                            2,005                2,063
                                                                                            -----------------    ----------------
 Total long-term liabilities                                                                        4,806                4,409
 -----                                                                                      -----------------    ----------------

 MINORITY INTERESTS                                                                                   386                  397
                                                                                            -----------------    ----------------

 SHAREHOLDERS' EQUITY:
   Share capital
       Ordinary shares of NIS 0.005 par value - Authorized: 47,500,000 and
         45,000,000 shares at June 30, 2005 and December 31, 2004,
         respectively; Issued and outstanding: 22,356,032 and 20,448,364
         shares at June 30, 2005 and December 31, 2004, respectively                                  112                  110
   Additional paid-in capital                                                                      64,541               61,851
   Warrants                                                                                         2,321                2,223
   Accumulated deficit                                                                            (57,538)             (56,952)
                                                                                            -----------------    ----------------
 Total shareholders' equity                                                                         9,436                7,232
 -----                                                                                      -----------------    ----------------

 Total liabilities and shareholders' equity                                                  $     20,431         $     18,297
 -----                                                                                      =================    ================

The accompanying notes are an integral part of the condensed consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                                        Six months ended            Three months ended          Year ended
                                                            June 30,                     June 30,                December
                                                    --------------------------   --------------------------         31,
                                          Note         2005          2004           2005          2004             2004
                                        ---------   ------------  ------------   ------------ -------------   ---------------
                                                            (unaudited)                 (unaudited)
 Revenues:                                  5
   Products                                         $      5,426   $   5,210     $    3,178   $    4,419      $       11,123
   Services                                                1,222       1,708            628          814               3,037
                                                    ------------  ------------   ------------ -------------   ---------------
                                                           6,648       6,918          3,806        5,233              14,160
                                                    ------------  ------------   ------------ -------------   ---------------
 Cost of revenues:
   Products                                                4,817       4,360          2,590        3,285               9,111
   Services                                                  596         873            290          587               1,176
                                                    ------------  ------------   ------------ -------------   ---------------
                                                           5,413       5,233          2,880        3,872              10,287
                                                    ------------  ------------   ------------ -------------   ---------------
 Gross profit                                              1,235       1,685            926        1,361               3,873
                                                    ------------  ------------   ------------ -------------   ---------------
 Operating expenses:
   Marketing and selling                                     538         410            360          130                 738
   General and administrative                                997         968            469          444               2,116
                                                    ------------  ------------   ------------ -------------   ---------------
 Total operating expenses                                  1,535       1,378            829          574               2,854
 -----                                              ------------  ------------   ------------ -------------   ---------------

 Operating income (loss)                                    (300)        307             97          787               1,019
 Financial expense, net                                     (297)       (172)          (178)         (77)               (248)
 Other income, net                                             -          10              -            5                  23
                                                    ------------  ------------   ------------ -------------   ---------------
                                                            (597)        145            (81)         715                 794
 Minority interests in losses of
 subsidiary                                                   11          18              3            8                  28
                                                    ------------  ------------   ------------ -------------   ---------------
 Net income (loss)                                  $       (586) $      163     $      (78)  $      723      $          822
                                                    ============  ============   ============ =============   ===============
 Income (loss)  per share:

   Basic income (loss) per share                    $      (0.03) $     0.01     $   (0.004)  $     0.04      $         0.04
                                                    ============  ============   ============ =============   ===============
   Diluted income (loss) per share                  $      (0.03) $     0.01     $    (0.004  $     0.03      $         0.03
                                                    ============  ============   ============ =============   ===============

The accompanying notes are an integral part of the condensed consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY
-------------------------------------------------------------------------------
U.S. dollars in thousands, except share data


                                        Number of                   Additional                                  Total
                                        Ordinary        Share        paid-in                 Accumulated   shareholders'
                                         shares        capital       capital     Warrants      deficit        equity
                                      -------------  ------------  ------------ ----------- -------------- --------------

  Balance at January 1, 2004            18,510,716   $     108       $ 59,139     $ 1,405     $  (57,774)    $     2,878
    Issuance of Ordinary shares
      and warrants, net *)               1,864,313           2          2,482         818              -           3,302
    Beneficial conversion feature
       on convertible note                       -           -            180           -              -             180
    Exercise of options                     73,335    **)    -             50           -              -              50
    Net income                                   -           -              -           -            822             822
                                      -------------  ------------  ------------ ----------- -------------- --------------
  Balance at December 31, 2004          20,448,364         110         61,851       2,223        (56,952)          7,232

    Issuance of Ordinary shares
      and warrants, net *)                 965,934           1            629         376              -           1,006
    Exercise of warrants                   909,066           1          2,038        (278)             -           1,761
    Exercise of options                     32,668    **)    -             23           -              -              23
    Net loss                                     -           -              -           -           (586)           (586)
                                      -------------  ------------  ------------ ----------- -------------- --------------
  Balance at June 30, 2005              22,356,032    $    112       $ 64,541     $ 2,321     $  (57,538)    $     9,436
    (unaudited)                       =============  ============  ============ =========== ============== ==============


*) Net of issuance expenses of approximately $ 233, and $ 95 for the six months period ended June 30, 2005 and the year ended December 31, 2004, respectively.
**)  Less than $ 1.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands



                                                                          -----------------------------
                                                                             Six Months ended June 30,
                                                                          -----------------------------
                                                                              2005          2004
                                                                          ------------ -------------
                                                                                   (unaudited)
Cash flows from operating activities:
-------------------------------------
  Net income (loss)                                                         $  (586)   $   163
  Adjustments required to reconcile net income (loss) to net cash used in operating activities:
    Depreciation and amortization                                               654        402
    Minority interests in losses of subsidiary                                  (11)       (18)
    Accrued interest and translation differences on long-term receivables         5        (11)
    Amortization expenses on convertible note                                   105
     Decrease (increase) in trade receivables, net                           (1,515)        44
     Increase in other receivables and prepaid expenses                         (54)      (269)
    Increase in costs and estimated earnings in excess of billings, net        (296)      (293)
    Increase in inventories                                                    (638)      (628)
    Increase (decrease) in trade payables                                      (600)       957
    Increase (decrease) in other payables and accrued expenses                 (683)        91
    Decrease in deferred revenues                                              (404)      (694)
    Accrued severance pay, net                                                  (37)       (38)
                                                                            -------    -------
Net cash used in operating activities                                        (4,060)      (294)
                                                                            -------    -------
Cash flows from investing activities:
-------------------------------------
  Payment for acquisition of assets of Vectop (a)                            (1,083)         -
  Investment in long- term restricted cash                                     (210)         -
  Purchase of property, plant and equipment                                    (282)         -
  Investments in leasing deposits                                                 2        (14)
                                                                            -------    -------
Net cash provided by (used in) investing activities                          (1,573)       (14)
                                                                            -------    -------
Cash flows from financing activities:
-------------------------------------
  Proceeds from issuance of shares and warrants, net                          1,006          -
  Proceeds of long-term loan                                                    700          -
  Decrease (increase) in short-term bank credits, net                           252        (12)
  Exercise of warrants                                                        1,761          -
  Exercise of options                                                            23         27
                                                                            -------    -------
Net cash provided by financing activities                                     3,742         15
                                                                            -------    -------
 Decrease in cash and cash equivalents                                       (1,891)      (293)
Cash and cash equivalents at the beginning of the period                      3,464        467
                                                                            -------    -------
Cash and cash equivalents at the end of the period                            1,573        174
                                                                            =======    =======

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
--------------------------------------------------------------------------------
U.S. dollars in thousands



                                                                          ------------------------------
                                                                             Six months ended June 30,
                                                                          ------------------------------
                                                                              2005               2004
                                                                          --------------- --------------
                                                                                      (unaudited)
     (a)   Payment for acquisition of assets of Vectop (see also note 5):
           Working capital, net                                           $        20     $           -
           Property, plant and equipment                                          (62)                -
           Intangible assets, net                                              (1,041)                -
                                                                          -------------   --------------
                                                                          $    (1,083)    $           -
                                                                          =============   ==============
      Supplemental disclosures of cash flow activities:
      -------------------------------------------------
        Net cash paid during the year for:

          Income taxes                                                    $          2    $           2
                                                                          =============   ===============
          Interest                                                        $        198    $          95
                                                                          =============   ===============






The accompanying notes are an integral part of the condensed consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 1:- GENERAL

          a. RADA Electronic Industries Ltd., an Israeli corporation (the "Company") is engaged in the development, manufacturing and sale of Automated Test Equipment ("ATE") products, avionics equipment and aviation data acquisition and debriefing systems.

          b.   The  Company  operates  a test  and  repair  shop  using  its ATE products in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or "subsidiary"). CACS was established with a third party, which owns the remaining 20% equity interest.

          c. On February 2005, the Company's Board of Directors approved the purchase of all the assets that are used by, or related to the operation of Vectop Limited ("Vectop"), an Israeli company specializing in the design, development, marketing and sale of electro-optic equipment and debriefing systems business. Vectop's assets also include know-how, patents and intellectual property to produce off-the-shelf products such as cameras and video recorders, which are currently operational onboard aircraft and tanks in Israel and other countries. The Company purchased Vectop's assets for $ 280 in cash and future consideration based on revenues derived from Vectop projects. In addition, the Company is assuming $ 800 of Vectop's bank debt, payable commencing in 2006 over a two-year period, as well as other operational liabilities.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          The Company's unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. The significant policies followed in the preparation of the condensed consolidated financial statements, applied on consistent basis are as follows:

          a.   Use of estimates:

               The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b.   Unaudited information:

               The consolidated financial statements include the unaudited consolidated balance sheet as of June 30, 2005, the related unaudited consolidated statements of operations for the three and six months ended June 30, 2005 and 2004, unaudited statement of changes in shareholders' equity for the six month ended June 30, 2005 and cash flows for the six-month periods ended June 30, 2005 and 2004 presented in accordance with accounting principles generally accepted for interim financial reporting. This unaudited information has been prepared by the Company on the same basis as the audited annual consolidated financial statements and, in management's opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, for the periods presented. Accordingly, they do not include all of the information and footnotes required by generally

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               accepted accounting principles for audited financial statements. Results for interim periods are not necessarily indicative of the results expected for the entire year.

          c.   Share based compensation:

               The Company accounts for employee stock based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"). In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company discloses pro forma data assuming the group had accounted for employee stock option grants using the fair value-based method defined in SFAS No. 123.

               Pro forma information regarding the Company's net income (loss) and net income (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

                                                                                        Six months
                                                                                      ended June 30,             Year ended
                                                                              -------------------------------   December 31,
                                                                                   2005             2004            2004
                                                                              --------------   -------------- ----------------
                                                                                        (unaudited)
                     Net income (loss) as reported                             $   (586)        $    163         $    822
                     Add:  Stock-based employee compensation included in
                       reported net income (loss)                                     -                -                -
                     Deduct:  Total stock-based employee compensation
                       expense under fair value based methods                       (36)             (29)             (73)
                                                                              --------------   -------------- ----------------
                      Pro forma net income (loss)                              $   (622)           $ 134         $    749
                                                                              --------------   -------------- ----------------
                     Basic and diluted net income (loss) per share:
                     Basic net income (loss) per share as reported             $  (0.03)        $   0.01         $   0.04
                     Pro forma basic net income (loss)  per share              $  (0.03)        $   0.01         $   0.04
                     Diluted net income (loss)  per share as reported          $  (0.03)        $   0.01         $   0.03
                     Pro forma diluted net income (loss)  per share            $  (0.03)        $   0.01         $   0.03


                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 3:- CONTRACTS IN PROGRESS

          Amounts included in the financial statements, which relate to costs and estimated earnings in excess of billings on uncompleted contracts are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

          a. Costs and estimated earnings in excess of billings on uncompleted contracts

                                                                  June 30,           December 31,
                                                                    2005                 2004
                                                              -----------------    ----------------
                                                                 (unaudited)

              Costs incurred on uncompleted contracts          $       5,033        $       5,774
              Estimated earnings (loss)                                 (250)                  50
                                                              -----------------    ----------------
                                                                       4,783                5,824
              Less - billings and progress payments                    3,439                4,439
                                                              -----------------    ----------------
                                                                      $1,344               $1,385
                                                              =================    ================


          b. Billings in excess of costs and estimated earnings on uncompleted contracts:

                                                                 June 30,           December 31,
                                                                   2005                 2004
                                                              ----------------    ----------------
                                                                (unaudited)
                     Costs incurred on uncompleted contracts  $         7,221      $        4,336
                     Estimated earnings                                   678               1,454
                                                              ----------------    ----------------
                                                                        7,899                5,790
                     Less - billings and progress payments              8,627                6,855
                                                              ----------------    ----------------
                                                              $          (728)     $       (1,065)
                                                              ================    ================


NOTE 4:- INVENTORIES

                                                                  June 30,          December 31,
                                                                   2005                 2004
                                                              ----------------    -----------------
                                                                (unaudited)
                                                              ----------------
              Raw materials and components                      $      1,850        $      1,178
              Work in progress                                           776                 447
              Finished goods                                             154                 199
                                                              ----------------    -----------------
                                                                $      2,780        $      1,824
                                                              ================    =================

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY
NOTES TO CONSOLIDATED STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 5:- GEOGRAPHIC INFORMATION


          a. In accordance with Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information", the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems.

          b.   Revenues by geographic areas:

               Revenues are attributed to geographic area based on the location of the end customers as follows:

                                                Six months ended                  Year ended
                                                    June 30,                     December 31,
                                        ---------------------------------     ------------------
                                             2005               2004                 2004
                                        ---------------    --------------     ------------------
                                                   (unaudited)
                     North America        $      2,220       $     1,518        $      4,715
                     Europe                        300             1,961               3,022
                     Israel                      3,394             1,902               4,998
                     Others                        734             1,537               1,425
                                        ---------------    --------------     ------------------
                     Total                $      6,648       $     6,918        $     14,160
                                        ===============    ==============     ==================

Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
--------------------------------------------------------------------------------
Operations
----------

     This information should be read in conjunction with the condensed consolidated financial statements and notes included in Item 1 of Part I of this Quarterly Report and the audited financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004 contained in our 2004 Annual Report on Form 20-F. The discussion and analysis which follows may contain trend analysis and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 which reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters that are not historical facts.

     We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors that could cause the future results to differ materially from those described in the forward-looking statements.

Overview

     We develop, manufacture and sell automated test equipment and avionics products for military and commercial use mainly in Israel, Europe and the United States. We also provide test and repair services using our CATS(R) testers and test program sets through our Chinese subsidiary, CACS. In addition, we provide manufacturing services to third parties engaged mainly in the avionics market.

Critical Accounting Policies

     Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the notes to our consolidated financial statements. These policies have been consistently applied in all material respects and address such matters as revenue recognition. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, we believe the estimates and judgments associated with the reported amounts are appropriate in the circumstances.

     The significant accounting policies listed in Note 2 of our consolidated financial statements that we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of our operations under generally accepted accounting principles are discussed below.

     Intangible Assets. Costs of producing our TPS software library, which is integrated with our test station, incurred subsequent to achieving technological feasibility, were capitalized, and are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product. We assess the recoverability of these intangible assets at each balance sheet date by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software products sold. The use of different assumptions with respect to the expected cash flows from our assets and other economic variables may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our intangible assets. As of June 30, 2005, no impairment was required.

     Impairment of Long-Lived Assets. We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected future cash flows (undiscounted and without interest charges) to the carrying amount of the asset, an impairment charge is recorded. Under different assumptions with respect to the recoverability of our long-lived assets, our determination may be different, which may negatively affect our financial position and results of operations. As of June 30, 2005, no impairment was required.

     Share-Based Compensation. We account for stock-based compensation using the intrinsic value model. Accordingly, we measure compensation cost as the excess, if any, of the closing market price of our stock at the date of grant over the exercise price of the option granted. We recognize compensation cost for stock options, if any, ratably over the vesting period. We disclose pro forma data assuming we had accounted for employee stock option grants using the fair value-based method. We account for options and warrants issued to non-employees. We use the Black-Scholes option pricing model to value warrants granted to non-employees. This policy will change effective with our reporting period beginning January 1, 2006.

     Revenue Recognition. Our revenues are derived from sales of automated test equipment and avionics products and from long-term fixed price contracts for ATE, avionics and ground debriefing systems. In addition, we lease ATE and provide manufacturing, development and product support services. Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the collection of the fee is probable. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse.

     Revenues from long-term fixed price contracts are recognized by the percentage-of-completion method in accordance with the "Input Method." We apply this method when the total of the costs and revenues of the contract can reasonably be estimated. The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit or loss are recorded in results of operations when they are reasonably determined by management on a cumulative catch-up basis.

     Revenues from services are recognized when the service is performed.

     Revenue under operating leases of equipment are recognized ratably over the lease period.

     Revenues from certain arrangements may include multiple elements within a single contract. Our accounting policy separates multiple deliverables into individual accounting units with determinable fair values. Our arrangements are accounted for as one unit of accounting since there is no objective and reliable evidence of fair value of the undelivered elements in the contract. When the undelivered elements are not essential to the functionality of the delivered elements, revenues are recognized for the delivered element when the respective fee is payable and noncontingent and all other revenue recognition criteria are met.

     Loans to Employees and Provision for Litigation. We have an outstanding balance of loans due to us from our former chief executive officer and a former officer. Both officers claim that they are not obliged to repay the loans. There are pending legal actions between us and each of the former officers concerning, among other things, the repayment of the loans. According to our legal consultants, we have a strong case with regard to our claims for repayment of the outstanding loans. We recorded a provision for the loans receivable in the amount that we believe is sufficient to reflect the recoverability of the asset, based on management's estimation. In addition, we have several additional legal proceedings outstanding. We have recorded provisions for litigation for claims that were estimable and for which there is a high probability that we will be held responsible based on our legal consultants' opinions and management's estimations.

     Fair Value of Warrants. In July 2004, we consummated a private placement, whereby we issued 1,800,000 shares, an aggregate of $3 million principal amount of convertible notes and warrants (including additional investment rights) to purchase an aggregate of 2,037,500 ordinary shares to investors for a total consideration of $5.7 million, net of issuance expenses. The consideration was allocated based on the respective fair values of the ordinary shares, notes and warrants. The fair value of the warrants and the additional investment rights was based on a valuation prepared using the Black-Scholes pricing model. The valuation result was judged to be reasonable by the Company's management by comparison to benchmarks in similar circumstances.

Significant Expenses

     Cost of Revenues. Cost of revenues consists primarily of manufacturing costs, depreciation of fixed assets, software development costs, impairment losses on long-lived assets and amortization of capitalized software.

     Marketing, Selling, General and Administrative Expenses. Marketing and selling expenses consist primarily of expenses for sales and marketing personnel, sales commissions, marketing activities, public relations, promotional materials, travel expenses and trade show exhibit expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, administrative personnel, professional fees, provisions for doubtful accounts, and other general corporate expenses.

Financial Income (Expenses), Net. Financial expenses consist of interest and bank expenses, interest on convertible note, amortization of beneficial conversion feature on convertible note and currency remeasurement losses. Financial income consists of interest on cash and cash equivalent balances, currency remeasurement gains and gain on restructuring of debt.


Six Months Ended June 30, 2005 Compared with Six Months Ended June 30, 2004

     Revenues. Revenues decreased by 3.9% to $6.6 million, in the six month ended June 30, 2005 from $6.9 million in the six months offended June 30, 2004. We expect a slight increase in revenues in the second half of the year.

     Cost of Revenues. Cost of revenues increased by 3.4% to $5.4 million in the six months ended June 30, 2005 from $5.2 million in the six months ended June 30, 2004. The increase is mainly due to the higher per portion of our revenues attributable to development programs that have lower profit margins.

     Gross Profit. Our gross profit decreased by 26.7% to approximately $1.2 million in the six months ended June 30, 2005 from $1.7 million in the six months ended June 30, 2004. Our profit margin decreased to 18.6% in the six months ended June 30, 2005 from 24.3% in the six months ended June 30, 2004. The decrease in gross margin, is due to the mix between the traditional products that the company sells and the newer lower margin products which are developed together with the customer.

     Marketing, Selling, General and Administrative Expenses. Marketing, selling, general and administrative expenses increased by 11.4% to $1.53 million in the six months ended June 30, 2005 from $1.4 million in the six months ended June 30, 2004. We are continuing our costs savings measures, but we have increased our sales efforts in our current and new markets, which has resulted in increased marketing and selling expenses.

     Financial Expenses, Net. Our financial expenses, net were $297,000 in the six months ended June 30, 2005. In the six months ended June 30, 2004 we had financial expense of $172,000. The increase in our financial expenses was mainly due to higher interest rates.

Liquidity and Capital Resources

     At June 30, 2005, we had working capital surplus of $3.94 million and cash and cash equivalents of $1.6 million. As of June 30, 2005 we had long term debt to our banks of $350,000.

     We had capital expenditures of $282,000 in the six months ended June 30, 2005. We currently do not have any significant capital spending or purchase commitments.

     Net cash used in operating activities was $4.1 million in the six months ended June 30, 2005. This was attributable primarily to our loss of $586,000, depreciation and amortization of $654,000 and an increase in trade receivables of $1.5 million, offset by a net increase in costs and estimated earnings in excess of billings of $296,000, a $638,000 increase in inventories, and a $404,0000 decrease in deferred revenues. Net cash used in operating activities was $294,000 in the six months ended June 30, 2004. This was attributable primarily to our net income of

$163,000, depreciation and amortization of $402,000, a net increase in costs and estimated earnings in excess of billings of $293,000 and a $957,000 increase in other payables and accrued expenses, $44,000 decrease in trade receivables and a $694,000 decrease in deferred revenues.

     Net cash used in investing activities was approximately $1.6 million in the six months ended June 30, 2005, and $14,000 in the six months ended June 30, 2004. In 2005 we purchased net assets of $11 million, invested $282,000 in plant and equipment and invested $210,000 in long-term restricted cash.

     Net cash provided by financing activities was $3.7 million in the six months ended June 30, 2005. This amount was principally in respect of proceeds of $2.8 million from issuance of shares and warrants and from the exercise of warrants and a $ 700,000 long-term loan received from the bank.

     As of June 30, 2005 there were 20,452,774 warrants outstanding to purchase 20,452,774 of our ordinary shares. Of such warrants, 3,781,995 warrants have an exercise price of zero (par value) per share, 13,667,345 warrants have an exercise price of $2.00 per share, 2,065,934 warrants have an exercise price of $2.1 per share and 937,500 warrants have an exercise price of $2.50 per share. To the extent any warrants are exercised the proceeds will be added to our working capital.

Off-Balance Sheet Arrangements

     We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Tabular Disclosure of Contractual Obligations

     The following table summarizes our minimum contractual obligations and commercial commitments, as of June 30, 2005 and the effect we expect them to have on our liquidity and cash flow in future periods.

        Contractual Obligations                                    Payments due by Period
----------------------------------------  --------------------------------------------------------------------
                                                                                                        More
                                                           Less than                       3-5         than 5
                                               Total         1  year       1-3 Years      Years        years
                                            ----------       -------      ----------     ------        -------
Long-term debt obligations .............    $3,151,000      $700,000      $2,451,000          -             -
Operating lease obligations.............      $636,000      $274,000        $362,000          -             -
                                            ----------      --------      ----------      -----        ------
Total...................................    $3,787,000      $974,000      $2,813,000          -             -




     In addition, we have long-term liabilities for severance pay that is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. As of June 30, 2005 our severance pay liability was $2.0 million.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                         (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: September 30, 2005